PATRICIA C. FOSTER, ESQ. PLLC

190 Office Park Way

Pittsford, New York 14534

Via EDGAR

July 1, 2009

Vincent J. DiStefano, Esq.

United States Securities and Exchange Commission

Division of Investment Management

10 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-157851; 811-22279

Dear Mr. Di Stefano:

I am writing to you as a follow-up to my previous letter dated April 10, 2009, in which I acknowledged receipt of the staff’s comments relating to the initial registration on Form N-1A which we filed on behalf of Our Street Funds, Inc. on February 27, 2009 (“Registration Statement”).  As you know, I have conveyed the comments conveyed in your letter of March 25, 2009, to my client.

Due to personal issues which have affected management of Our Street Funds, Inc., my client is not in a position to proceed with the filing of a pre-effective amendment to address the staff’s comments at this time.  Nevertheless, Our Street Funds, Inc. intends to proceed with the filing of a pre-effective amendment once those issues have been resolved.  This letter is intended to confirm that Our Street Funds, Inc. has not, and does not have, any present intention of abandoning the Registration Statement.

Please correspond with me at the address set forth above or call me directly at 585-387-9000 if you should have any questions concerning these matters.

Sincerely,

Patricia C. Foster

CC:

Gary L. Stratton, President

             Our Street Funds, Inc.